Mail Stop 3561

August 17, 2007

Stephen S. Langin
Vice President and Chief Financial Officer
Stanadyne Holdings, Inc.
92 Deerfield Road
Windsor, CT 06095

> **Re: Stanadyne Holdings, Inc.**
> **File No. 333-124154**
> **Stanadyne Corporation**
> **File No. 333-45823**
> **Form 10-K: For the Fiscal Year Ended December 31, 2006**

Dear Mr. Langin:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Stanadyne Holdings, Inc. / Stanadyne Corporation

Form 10-K: For the Fiscal Year Ended December 31, 2006

Item 1A. Risk Factors, page 9

1. Given the risk factor on page 14 in which you disclose that (i) Holdings has no independent financial resources of its own, (ii) Holdings has Discount Notes that it must service, and (iii) debt agreements of Holdings' subsidiaries limit the ability of the

subsidiaries to make distributions to Holdings, please explain to us why you have not presented condensed financial information of Holdings on a stand alone basis pursuant to Rule 12-04 of Regulation S-X.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

General

2. We note from your disclosure in MD&A (page 23) that freight costs are recorded in SG&A expenses. To the extent material, please disclose in a note to the financial statements the amount of freight costs reported in SG&A for each period presented. Refer to paragraph 6 of EITF 00-10 for further guidance.

Property, Plant, and Equipment, page F-13

3. We note from your discussion of cash flows from investing activities included in MD&A (page 26) that capital expenditures for the years presented include amounts for the "maintenance of facilities." Please tell us the nature of your maintenance activities that have been capitalized as assets, and why your accounting is appropriate. Specifically, explain to us how such activities i) improved, extended the life of, or enhanced the safety of the related plant, property, and equipment and ii) differ from routine maintenance that is expensed when incurred. In addition, expand the disclosure in the "Summary of Significant Accounting Policies" note to discuss your accounting treatment for costs associated with repair and maintenance activities.

Item 9A. Controls and Procedures, page 34

4. We note the statement that your evaluating officers concluded that your disclosure controls and procedures were "adequate." Please represent to us and revise your statement to address their conclusion in regard to the "effectiveness" of the disclosure controls and procedures.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief